

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2021

Jonathan Klamkin
Chief Executive Officer
Aeluma, Inc.
27 Castilian Drive
Goleta, California 93117

>   **Re: Aeluma, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 30, 2021**
>   **File No. 333-259179**

Dear Mr. Klamkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 30, 2021

Prospectus Cover Page, page i

1.   Please note that shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and Form 10 information has been available for 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities.

Accordingly, please revise the prospectus as follows:

• Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the fixed price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices.

• Please revise your disclosure to identify your selling shareholders as underwriters throughout the prospectus, including the prospectus cover page.

2.   The company's Amended and Restated Certificate of Incorporation states that its common stock has a par value of $0.0001. Please revise where you state that the Company's common stock has no par value.

Table of Contents, page i

3.   If not applicable, remove the reference to your "Underwriter" in the penultimate paragraph of text on this page.

Prospectus Summary, page 4

4.   If not applicable to your business, remove references to "drug candidates" and "pharmaceutical products" throughout the prospectus.

Our officers and directors own a significant percentage of our outstanding voting securities..., page 21

5.   We note the statement that your officers and directors own approximately 33.51% of your outstanding voting securities and as a result "can elect a majority of our Board and authorize or prevent proposed significant corporate transactions without the votes of any other stockholders...and have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in our best interests." Your Amended and Restated Bylaws state that (i) in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter and (ii) directors will be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Please revise or clarify how your organizational documents allow your officers and directors to control the company.

Because our management will have broad discretion over the use of the net proceeds from the Offering..., page 23

6.   Please revise this risk factor to clarify that the company will only receive proceeds for any warrants exercised for cash.

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions..., page 24

7.   We note the forum selection provisions in Article IX of your Amended and Restated Bylaws. Please revise the risk factor to clarify that the forum selection provisions are in

your bylaws, not your certificate of incorporation.

Determination of Offering Price, page 30

8.   Please revise to provide the disclosure required by Item 505(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 32

9.   Please provide additional detail regarding your plan of operations, including the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Also describe in more detail the specific steps you intend to take. For example, what do you mean by "preparing the facility for equipment installation?" How will you procure equipment and bring it online and who will perform those actions?

Business, page 38

10.   Please revise to clarify the material terms of the non-binding support letters and non-binding supply chain agreement, including the respective rights and obligations of each party.

Management, page 42

11.   Please clarify whether Mr. Klamkin is currently working full-time for the company. Provide risk factor disclosure if Mr. Klamkin's other current positions may conflict with his position at the company. Refer to Item 401(e) of Regulation S-K.

12.   Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Board Leadership Structure, page 45

13.   Please clarify who serves as your Chairman.

Related Party Transactions of Directors and Executive Officers, page 48

14.   Please revise the thresholds you cite to be consistent with Item 404(d) of Regulation S-K and revise your disclosure, as necessary, to include any transactions that meet the revised thresholds.

Registration Rights Agreement, page 51

15.   Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Section 203 of the DGCL, page 52

16.   You disclose here that you are subject to Section 203 of the DGCL. Section 1 of Article XII of your charter says you are not subject to that law. Please reconcile.

Selling Stockholders, page 53

17.   Please reconcile the number of shares owned by Steven DenBaars as disclosed here and on page 48.

Lock-Up Agreements, page 62

18.   Please clarify who is subject to the lock-up agreements.

Note 7 - Stock-Based Compensation, page F-11

19.   You indicate that you "sold" 723,008 shares of common stock to certain individuals in exchange for management advisory services for prices ranging from $0.008 to $0.015 per share. Please provide the following:
   •   Please clarify whether you "sold" shares at a discount in exchange for management advisory services;
   •   Please disclose the terms of your management advisory service agreement. Please also disclose whether this transaction included compensation for past services, future services or both;
   •   You also indicate that the shares are subject to restrictions that allow you to repurchase the shares. Please disclose the specific repurchase rights attached to your share issuance; and
   •   You also recorded deferred stock-based compensation of $1,372,435 for the value of the shares in excess of the purchase price paid by the advisors.   Please tell us how you determined that it was appropriate to record the value of the shares in excess of the purchase price. Please also address how you determined the fair value of your common stock. Please cite the accounting literature used to support your conclusion.

Recent Accounting Pronouncements, page F-20

20.   We note that you have disclosed that ASU No. 2016-02, Leases (Topic 842) is effective for annual periods beginning after December 15, 2021 for nonpublic entities, and early adoption is permitted. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC at such time. Since it appears that you adopted this recently issued accounting standard in fiscal 2021, please also revise your disclosure on page F-10 to disclose the date you adopted this accounting standard. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Note 8. Subsequent Events, page F-21

21. Given that the auditor's opinion is dual-dated, please revise your subsequent events footnote to reflect that management evaluated subsequent events through August 30, 2021 rather than June 1, 2021.

Indemnification of Directors and Officers, page II-1

22. This section refers to Nevada law. Elsewhere, you say you are a Delaware corporation. Please revise or advise.

Recent Sales of Unregistered Securities, page II-2

23. Please revise this section to comply fully with Item 701 of Regulation S-K. We note, for example, it does not appear that you have provided the information required by Item 701 with respect to the sales described on pages 6 and 7 of your Form 10-K for the fiscal year ended December 31, 2020. As to securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant and the nature of the consideration, such as describe the services provided and when the services were provided.

Exhibits, page II-3

24. Please ensure that you have filed as an exhibit each management contract or any compensatory plan, contract or arrangement in which a director or named executive officer participates. For example, we note that the October 27, 2020 Stock Purchase Agreements with each of Mr. Klamkin and Mr. McCarty and the Advisory Agreement with Mr. DenBaars are not included as exhibits. Refer to Item 601(b)(10)(iii) of Regulation S-K.

25. Please refer to Exhibit 5.1. Because it appears you are registering the resale of common stock, the opinion counsel provides for this offering should state that the shares of common stock offered for resale are, not will be, legally issued, fully paid and non-assessable. Please file a revised opinion. In that revised opinion, please include a specific number of securities covered by that opinion, not merely a dollar amount.

Signatures, page II-6

26. Please complete the blanks in the first paragraph. Also revise below the second paragraph of text required on your signature page to have your principal financial officer, as well as your principal accounting officer or controller, sign the registration statement in his or her individual capacity. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. Please also indicate whether Jonathan Klamkin is signing in his capacity as a director. See Instruction 1 to Signatures on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at (202) 551-3733 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at (202) 551-5920 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing